82-3428

HINDALCO
ADITYA BIRLA GROUP

RECEIVED
2004 JUL -7 A 8:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref:AM:PVK: 9:2004

25th June, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
Tel : ~~(022) 942-2800~~
001 9422800

04035294

Attn:-International Corporate Finance

SUPPL

Dear Sir,

We are sending herewith the Audited Consolidated Financial Results of the Company for the year ended 31st March, 2004, as approved at the Audit Committee Meeting held today.

Please find the above in order and acknowledge.

Thanking You,

Yours Faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Company Secretary

Encl: as above.

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com
... Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

(Rupees in Million)

	Particulars	Nine Months ended 31/12/2003 (Unaudited)	Quarter ended 31/03/2004 (Unaudited)	Quarter ended 31/03/2003 (Unaudited)	Accounting year ended 31/03/2004 (Audited)	Accounting year ended 31/03/2003 (Audited)	Consolidated Results for the Accounting year ended 31/03/2004 (Audited)	Consolidated Results for the Accounting year ended 31/03/2003 (Audited)
1	Net Sales	42,893	19,016	13,316	61,909	49,856	81,961	64,009
2	Other Income	2,160	286	584	2,446	2,183	3,102	2,407
3	Total Expenditure	32,315	14,798	10,539	47,113	37,405	62,873	48,988
	(a). (Increase)/Decrease in Stock in Trade	(1,577)	403	665	(1,174)	(237)	(3,280)	(419)
	(b). Consumption of Raw Materials	22,476	10,070	6,158	32,546	23,236	38,571	27,385
	(c). Staff Cost	1,779	623	598	2,402	2,228	4,630	3,798
	(d). Manufacturing/Operating Expenses	7,506	2,950	2,353	10,456	9,125	17,710	13,214
	(e). Other Expenditure	2,131	752	765	2,883	3,053	5,242	5,010
4	Interest & Finance Charges	1,245	367	377	1,612	1,365	2,186	1,902
5	Gross Profit	11,493	4,137	2,984	15,630	13,269	20,004	15,526
6	Depreciation	2,300	874	715	3,174	2,642	5,140	3,711
7	Profit before Tax & Extraordinary Items	9,193	3,263	2,269	12,456	10,627	14,864	11,815
8	Extraordinary Items	-	-	1,633	-	1,633	10	1,613
9	Profit before Tax	9,193	3,263	636	12,456	8,994	14,854	10,202
10	Provision for Tax	3,026	1,041	440	4,067	3,173	4,879	3,497
	(a). Provision for Current Tax	1,802	804	594	2,606	2,520	3,242	2,669
	(b). Provision for Deferred Tax	1,224	237	(154)	1,461	653	1,637	828
11	Profit before Minority Interest	6,167	2,222	196	8,389	5,821	9,975	6,705
12	Minority Interest	-	-	-	-	-	40	48
13	Net Profit	6,167	2,222	196	8,389	5,821	9,935	6,657
14	Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)	925	925	925	925	925	925	925
15	Reserves				67,654	60,986	69,090	60,520
16	Basic & Diluted EPS (Rs.)	67	24	2	91	63	107	72
17	Aggregate of non-promoter shareholding							
	(a). Number of shares				69,941,039	69,941,682		
	(b). Percentage of shareholding				75.63%	75.63%		

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Nine Months ended 31/12/2003 (Unaudited)	Quarter ended 31/03/2004 (Unaudited)	Quarter ended 31/03/2003 (Unaudited)	Accounting year ended 31/03/2004 (Audited)	Accounting year ended 31/03/2003 (Audited)	Consolidated Results for the Accounting year ended 31/03/2004 (Audited)	Consolidated Results for the Accounting year ended 31/03/2003 (Audited)
1. Segment Revenue							
(a). Aluminium Business	21,217	8,743	6,982	29,960	23,754	40,046	32,687
(b). Copper Business	21,726	10,287	6,334	32,013	26,102	35,542	26,102
(c). Chemical Business	-	-	-	-	-	6,396	5,098
(d). Others	-	-	-	-	-	1,737	1,435
	42,943	19,030	13,316	61,973	49,856	83,721	65,322
Less: Inter Segment Revenue	(50)	(14)	-	(64)	-	(1,760)	(1,313)
Net Sales/Income from operations	42,893	19,016	13,316	61,909	49,856	81,961	64,009
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)							
(a). Aluminium Business	6,267	2,639	2,062	8,906	6,605	9,937	7,480
(b). Copper Business	2,485	612	355	3,097	3,840	3,419	3,839
(c). Chemical Business	-	-	-	-	-	1,514	870
(d). Others	-	-	-	-	-	265	251
	8,752	3,251	2,417	12,003	10,445	15,135	12,440
Less: Interest & Finance Charges	(1,245)	(367)	(377)	(1,612)	(1,365)	(2,186)	(1,902)
	7,507	2,884	2,040	10,391	9,080	12,949	10,538
Add: Other un-allocable Income net off un-allocable expenses	1,686	379	229	2,065	1,547	1,915	1,277
Profit before Tax & Extraordinary Items	9,193	3,263	2,269	12,456	10,627	14,864	11,815
3. Capital Employed (Segment Assets-Segment Liabilities)							
(a). Aluminium Business	39,693	40,661	38,502	40,661	38,502	51,247	47,937
(b). Copper Business	25,277	27,622	24,014	27,622	24,014	34,453	27,563
(c). Chemical Business	-	-	-	-	-	4,345	3,346
(d). Others	-	-	-	-	-	4,452	3,998
	64,970	68,283	62,516	68,283	62,516	94,497	82,844

Notes:

1 The company's Brownfield expansion at copper division for enhancing smelting capacity from 1,50,000 MTPA to 2,50,000 MTPA has been completed and production commenced in February, 2004. The Company has undertaken another expansion to enhance the smelting capacity from 250,000 MTPA to 500,000 MTPA.

2 Sale of DAP and other Complex fertilisers are covered under the concession schemes of the Government of India for decontrolled fertilisers. The final rates of concession, upto the period ended 31st December, 2003 have been notified during the year and based on these declarations, the estimates for the earlier years have been revised and accordingly, Rs. 375.89 million being revenue differential for earlier years on account of subsidy has been recognised and included in sales of quarter ended 30th September, 2003.. Pending declaration of final rate of concession for the quarter ended 31st March, 2004, the claim for concession under the scheme for that period has been accounted for provisionally based on final rates declared for the preceding quarter.

3 The Board of Directors have recommended a dividend of Rs. 16.50 per share in the meeting held on 26th April, 2004 subject to approval of the shareholders at the Annual General Meeting. The aggregate amount of dividend including tax thereon would be Rs. 1721.34 million.

4 As per the condition of delisting of equity shares of Indian Aluminium Company Limited (INDAL), a subsidiary of the company from the stock exchanges, the company has given exit offer to remaining shareholders of Indal for acquiring balance 25,88,030 Equity Shares @ Rs. 120 per share, the offer opened on February16, 2004 and will close on February 15, 2005. The holding of the Company as on 31.3.04 in Indal stands at 96.53%. The equity share of Indal have been delisted from all the stock exchanges.

5 Consolidated financial results comprise of the performance of the Company and its Subsidiaries and Joint Ventures. The consolidated financial results are based on the consolidated financial statements prepared in conformity with the applicable Accounting Standards issued by the Institute of Chartered Accountants of India.

6 Previous year figures are not comparable with the figures of current year to the extent of financial impact of inclusion of new subsidiaries and change of controlling interest in Joint Ventures. Figures of the previous year have been regrouped/rearranged wherever found necessary.

7 The consolidared financial results of the Company have been taken on record at the meeting of Audit Committee of the Board of Directors held on 25th June, 2004.

By and on behalf of the Board

Place: Mumbai
Dated: June 25, 2004

M. M. Bhagat
Director